

Mail Stop 7010

May 2, 2008

Mr. Adam Wasserman
Chief Financial Officer
Gold Horse International, Inc.
1643 Royal Grove Way
Weston, Florida 33327

> **Re: Gold Horse International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 18, 2008**
> **File No. 333-148827**
> **Form 10-KSB for the Year Ended June 30, 2007**
> **Filed on October 15, 2007**
> **File No. 0-30311**

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We note your response to comment 1 in our letter dated February 21, 2008. Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement. The amount currently being registered still appears to be more than a third of the shares held by non-affiliates. We calculate the number of outstanding shares held by non-affiliates to be 12,284,894 which equals the number outstanding minus shares held by officers, directors and Genesis Pharmaceuticals Enterprises. Since Genesis Pharmaceuticals Enterprises, Inc. owns 8,192,500 shares or 15.6% of your outstanding shares, please address how you accounted for these shares in your calculation.

<u>Liquidity and Capital Resources, page 38</u>

2.   We have read your response to comment 24 in our letter dated February 21, 2008. Please revise your disclosure to state specifically that there is no indication that the related party receivable balances would be repaid within one year. Also, we do not see the additional clarifying disclosure that you indicated had been added on page 39. Please advise or revise accordingly.

Operating Activities, page 40

3.   Please discuss the underlying reasons for the $634,000 decrease in accrued interest. This caused a 21% decrease in current liabilities from June 30 to December 31, 2007.

Contractual Obligations and Off-Balance Sheet Arrangements, pages 42-43

4.   We have read your response to comment 26 in our letter dated February 21, 2008. You have told us that the amendment has been revised on page 42 to include the interest commitments in the table of contractual obligations, and that you have included appropriate disclosure with respect to your assumptions of estimated variable rate interest payments. However, we see neither the interest commitments included in the table, nor the disclosure related to such assumptions. Please advise or revise accordingly.

Recent Capital Raising Transaction, page 43

5.   We have read your response to comment 30 in our letter dated February 21, 2008. Please revise your disclosure herein to state that you have not made any interest payments in shares of your common stock on your 10% secured convertible debentures.

Management, page 65

6.   We note your response to comment 36 in our letter dated February 21, 2008. Please disclose Adam Wasserman's affiliation with Speedhaul Holdings, Inc. in his biography.

December 31, 2007 Financial Statements

Consolidated Balance Sheet, page F-2

7.   In your response to prior comment 40, you state, "As per FIN46R, the equity of the VIE should be shown as 'Minority Interest.'" Please provide us with the applicable language and paragraph number in FIN 46R and explain your basis for this statement. Since the variable interest entity is consolidated with the elimination of intercompany accounts pursuant to ARB 51, it is not clear why the APIC of the Jin Ma Companies is being reclassified to the line item "Non controlling interest in variable interest entities." This line item caption also does not appear to be explained in Note 1. Also, Gold Horse

Nevada entered into the contractual arrangements on August 31, 2006, and the reverse merger between you and Gold Horse Nevada occurred on June 29, 2007. It is not clear what event occurred subsequent to June 30, 2007, which would trigger the reclassification. If a change in the description of the equity in Jin Ma were appropriate under the guidance upon consolidation of the variable interest entity by the predecessor, it appears August 31, 2006, would be the relevant date.

Note 15 – Major Customers & Vendors, page F-26

8.   We have read your response to comment 42 in our letter dated February 21, 2008. You have told us you have revised pages 32 and 34 to discuss the reasons for your customer concentrations in greater detail. We assume you are referring to your discussions of net revenues for the three and six months ended December 31, 2007. However, it is not clear to us how these discussions relate directly to your customer concentrations. For example, we note you mention the completion of the Ta Bu Ban residential apartment project, as well as the commencement of two new projects, during the six months ended December 31, 2007. However, the relationship of the Ta Bu Ban project to the customer who represents 51% of your net revenues as of December 31, 2007, is not clear. We also do not note discussion of the three significant customers identified as of June 30, 2007. Please revise your disclosure either in MD&A or Note 15 accordingly.

June 30, 2007 Financial Statements

Note 10 – Income Taxes, page F-46

9.   We have read your response to comment 46 in our letter dated February 21, 2008. You respond that in connection with your U.S. operations, you do not have any temporary differences since your U.S. operations began on June 28, 2007, and thus did not incur any expenses during the period through June 30, 2007. However, your disclosure in Note 10 and our comment did not refer solely to the U.S. operations. Since all of your net income was generated in China, your operations are subject to the income tax laws of the PRC. Therefore, please briefly explain to us the reason no significant book and tax basis differences exist under the income tax laws of the PRC, except for the permanent differences described in your response.

Exchange Act Filings

10.   We have read your response to comment 49 in our letter dated February 21, 2008. Please include the clarifying information contained in your response in future periodic filings to the extent applicable.

Item 4.02 Form 8-K filed on April 30, 2008

11.   We remind you that when you file your restated Forms S-1/A and 10-QSB/A you should
        appropriately address the following:

   •   full compliance with FAS 154, paragraphs 25 and 26,
   •   fully update all affected portions of the document, including MD&A, selected financial
       data, and quarterly financial data,
   •   updated Item 8A. and Item 3 disclosures should include the following:
       o   a discussion of the restatement and the facts and circumstances surrounding it,
       o   how the restatement impacted the CEO and CFO's original conclusions regarding
           the effectiveness of their disclosure controls and procedures,
       o   changes to internal controls over financial reporting, and
       o   anticipated changes to disclosure controls and procedures and/or internal controls
           over financial reporting to prevent future misstatements of a similar nature.
           Refer to Items 307 and 308(c) of Regulation S-K.
   •   updated certifications.

12.   Please tell us which construction project is being referred to. Explain the parties
        involved in the construction project and the significant terms and conditions of the
        contract to perform the construction project. You state Jin Ma Real Estate is "a party to
        an agreement to lease these buildings to a third party for a period of 26 years." However,
        it is not clear whether there were parties to the agreement to construct the project other
        than Jin Ma Construction and Jin Ma Real Estate. Discuss the nature and role of any
        other parties to the construction agreement. Tell us where Jin Ma Real Estate's role in
        this project is discussed in the discussion of its projects beginning on page 58 of the S-
        1/A. We do not note any projects in the discussion on page 58 that appear related to the
        discussion of construction projects on pages 52-55. Provide a discussion of all of your
        construction projects where Jin Ma Real Estate or another consolidated or related entity
        is involved in construction, leasing or other operations involving the project (i.e. all
        projects where consolidated Gold Horse is involved in multiple aspects of project
        development such as the construction and subsequent leasing of a building). Discuss the
        parties involved, significant terms and conditions of the contracts, and your method of
        accounting for them. Provide appropriate disclosure of this information in the updated
        disclosures in your Form S-1.

        As appropriate, please amend your registration statement in response to these comments.
You may contact Jenn Do at (202) 551-3743 or Terence O'Brien at (202) 551- 3355 if you have

questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431